FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 26, 2016 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 RE: Form 40-33– Civil Action Document Filed Against Certain Directors and Officers of American Capital, Ltd. (File No. 814-00149) Ladies and Gentlemen: Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the Consolidated Amended Class Action Complaint filed in the Circuit Court for Montgomery County, Maryland (In Re American Capital, Ltd., Shareholder Litigation) (the “Complaint”) against the members of the Board of Directors of American Capital, Ltd. (the “Company”). Note that the Complaint amends and consolidates four complaints previously filed by the Company pursuant to Section 33 of the Investment Company Act of 1940: (i) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Larry Sutton on behalf of himself and all others similarly situated against the Company, American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp., Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, and Ares Capital Management LLC; (ii) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Renee J. Bercury, Renee J. Bercury IRA, William

2 958989-CHISR01A - MSW T. Bercury, William T. Bercury IRA, Atha P. Bercury, John G. Bercury and Bercury Homes, Ltd., on behalf of themselves and all others similarly situated, against Malon Wilkus, Philip R. Harper, Stan Lundine, Neil M. Hahl, Alvin N. Puryear, Kenneth D. Peterson, Jr., Mary C. Baskin, Susan K. Nestegard, Kristin L. Manos, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP LLC, the Company, American Capital Agency Corp, American Capital Asset Management, LLC and American Capital Mortgage Management, LLC; (iii) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Garry Tischler, individually and on behalf of all others similarly situated, against the Company, American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp, Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristin L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC and Ares Capital Management, LLC; and (iv) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Paul Barba, on behalf of himself and all other similarly situated stockholders of American Capital, Ltd. (the "Company"), against Malon Wilkus, Philip R. Harper, David G. Richards, Mary Baskin, Neil M. Hahl, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ares Management, L.P., American Capital Mortgage Management, LLC, American Capital Agency Corp., American Capital Asset Management, LLC, Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, Elliott Associates, L.P. and Elliott International, L.P. Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing. Sincerely, /s/ Michael K. Hoffman Michael K. Hoffman Enclosure: cc: Samuel A. Flax, American Capital, Ltd.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

August 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Form 40-33– Civil Action Document Filed Against Certain Directors and Officers of American Capital, Ltd. (File No. 814-00149)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the Consolidated Amended Class Action Complaint filed in the Circuit Court for Montgomery County, Maryland (*In Re American Capital, Ltd., Shareholder Litigation*) (the "Complaint") against the members of the Board of Directors of American Capital, Ltd. (the "Company").

Note that the Complaint amends and consolidates four complaints previously filed by the Company pursuant to Section 33 of the Investment Company Act of 1940:

(i) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Larry Sutton on behalf of himself and all others similarly situated against the Company, American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp., Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, and Ares Capital Management LLC;

(ii) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Renee J. Bercury, Renee J. Bercury IRA, William

T. Bercury, William T. Bercury IRA, Atha P. Bercury, John G. Bercury and Bercury Homes, Ltd., on behalf of themselves and all others similarly situated, against Malon Wilkus, Philip R. Harper, Stan Lundine, Neil M. Hahl, Alvin N. Puryear, Kenneth D. Peterson, Jr., Mary C. Baskin, Susan K. Nestegard, Kristin L. Manos, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP LLC, the Company, American Capital Agency Corp, American Capital Asset Management, LLC and American Capital Mortgage Management, LLC;

(iii) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Garry Tischler, individually and on behalf of all others similarly situated, against the Company, American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp, Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristin L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC and Ares Capital Management, LLC; and

(iv) the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Paul Barba, on behalf of himself and all other similarly situated stockholders of American Capital, Ltd. (the "Company"), against Malon Wilkus, Philip R. Harper, David G. Richards, Mary Baskin, Neil M. Hahl, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ares Management, L.P., American Capital Mortgage Management, LLC, American Capital Agency Corp., American Capital Asset Management, LLC, Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC, Elliott Associates, L.P. and Elliott International, L.P.

Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman

Enclosure:

cc: Samuel A. Flax, American Capital, Ltd.

IN RE AMERICAN CAPITAL, LTD., SHAREHOLDER LITIGATION	**IN THE** **CIRCUIT COURT** **FOR MONTGOMERY COUNTY** Case No. 422598V

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, through undersigned counsel, bring this Consolidated Amended Class Action Complaint on behalf of themselves and the holders of the common stock of American Capital, Ltd. ("American Capital" or the "Company") against the members of the Board of Directors (as defined herein) of American Capital for their breaches of fiduciary duties arising from their attempted sale of the Company. To remedy these breaches, this action seeks to enjoin the mergers of (1) Orion Acquisition Sub, Inc. ("Acquisition Sub") with and into American Capital, with American Capital surviving as a wholly owned subsidiary of Ares Capital Corporation ("Ares"), and (2) American Capital Asset Management, LLC, a wholly owned subsidiary of the Company ("ACAM"), with and into Ivy Hill Asset Management, L.P. ("IHAM"), with IHAM surviving as a wholly owned portfolio company of Ares (collectively, the "Proposed Transaction"). This action also seeks an order requiring that the American Capital Board comply with their fiduciary obligations and awarding Plaintiffs and the Class (as defined herein) damages suffered as a result of Defendants' wrongdoing.

The allegations of this Complaint are based on Plaintiffs' knowledge as to themselves, and on information and belief based upon, among other things, the investigation of counsel and publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiffs on behalf of American Capital shareholders against Defendants for breaches of fiduciary duty and/or other violations of state law arising out of their efforts to effectuate the sale of American Capital to Ares via an unfair process that resulted in an unfair price, and their failure to disclose all material information about the Proposed Transaction to American Capital stockholders.

2. American Capital is a publicly traded global asset manager and private equity firm. American Capital, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate, energy and structured products. As of March 31, 2016, American Capital managed approximately $20 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with total assets under management of $77 billion (including levered assets).

3. On May 23, 2016, American Capital and Ares announced that they had entered into a definitive merger agreement (the "Merger Agreement"), pursuant to which American Capital would become a wholly owned direct subsidiary of Ares. Pursuant to the terms of the Merger Agreement, as the result of a series of transactions, American Capital shareholders will receive only $10.06 in cash (the "Cash Merger Consideration") and 0.483 shares of Ares common stock (the "Stock Merger Consideration" and, together with the Cash Merger Consideration, the "Merger Consideration") for each share of American Capital common stock that they own. Based on the closing price of Ares common stock on May 20, 2016, the implied value of the Merger Consideration was just $17.40 per share. Importantly, though, the Cash Merger Consideration is comprised of (1) 6.41 per share in cash from Ares, (2) $1.20 per share in cash from an Ares affiliate, and (3) $2.45 per share in cash from the sale of the Company's

American Capital Mortgage Management, LLC ("ACMM") unit pursuant to a Purchase and Sale Agreement entered into concurrently with the execution of the Merger Agreement by and between American Capital, ACMM, ACAM, and American Capital Agency Corp. ("ACAC"). In other words, almost 25% of the Cash Merger Consideration and 14% of the total Merger Consideration are comprised of assets that American Capital stockholders already own. Post-transaction, Ares stockholders will own approximately 73.9% of the merged company, while American Capital stockholders would own the remaining 26.1%.

4. The Merger Consideration is inadequate and undervalues the Company. It does not adequately compensate shareholders for American Capital's strong performance or inherent value, or the value of the Company to Ares specifically. Indeed, in the lead up to the announcement of the Proposed Transaction, Company analysts set price targets **well above** the Merger Consideration.

5. The Proposed Transaction is further marred by a flawed process and conflicts of interest, not the least of which is that the process that resulted in the Proposed Transaction was driven by a serial activist investor, Elliott (as defined herein), who bullied the Board into a quick sale of the Company by threatening to replace the Board and management. For its part, the Board and management acceded to Elliot's demands – and, indeed, included Elliot in virtually every aspect of the sales process – to protect their lucrative unvested equity and to receive the windfall profits (including the vesting of that unvested equity) that often accrues to corporate insiders in a sale such as the Proposed Transaction.

6. To protect their jobs and secure these benefits, the Defendants (as defined herein) agreed to certain deal protection devices in the Merger Agreement that will prevent other bidders from making successful competing offers. These include:

- a termination fee provision pursuant to which the Board agreed that American Capital

would pay Ares a termination fee of up to $140 million if it terminates the Proposed Transaction;

- a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time;
- an information rights and matching rights provision that requires the Company to notify Ares of certain unsolicited competing offers, provide Ares with information regarding such offers, and negotiate in good faith with Ares regarding the same; and
- voting and support agreements, pursuant to which an undisclosed amount of the Company's outstanding common stock is locked-up in favor of the Proposed Transaction.

These provisions and agreements substantially and improperly prevent the third parties that are most likely to submit a superior proposal from making such a bid and impede the Board's ability to investigate and pursue superior proposals and alternatives, including a sale of all or part of American Capital or a spinoff, which the Board had previously determined was in the Company's and stockholders' best interests.

7. To make matters worse, on July 20, 2016, Ares filed a Registration Statement under the Securities Act of 1933 on Form N-14, which included a joint proxy statement to American Capital's stockholders (the "Registration Statement"). The Registration Statement is intended to convince American Capital stockholders to vote in favor of the Proposed Transaction. As described in further detail herein, the Registration Statement is materially false and misleading in that it denies the Company's stockholders material information concerning the financial and procedural fairness of the Proposed Transaction. Without such information,

American Capital stockholders cannot make a fully informed decision about whether to vote in favor of the Proposed Transaction.

8. In sum, the Defendants failed to maximize shareholder value and to protect the interests of American Capital shareholders. Instead, the Defendants engaged in a process that was designed to benefit Ares and secure material personal benefits for themselves. Each of the Defendants has breached his fiduciary duties by favoring Ares's or his own financial interests over those of American Capital and its public, non-insider shareholders. As a result, Plaintiffs and the other public shareholders are receiving an unfair price in the Proposed Transaction and lack the necessary and material information to consider it.

9. In facilitating the Proposed Transaction for inadequate consideration and through a flawed process, each of the Defendants breached their fiduciary duties. As set forth below, instead of working to maximize shareholder value as required, the Board agreed to hand over the Company and its future prospects to Ares for a demonstrably unfair price. If the Defendants are able to consummate the Proposed Transaction, American Capital's public shareholders will not receive the true value of their investment. The Merger Consideration does not reflect American Capital's intrinsic value or the value of the Company as the target of a full and fair sale process.

10. For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin the Proposed Transaction, or, in the event the Proposed Transaction is consummated, recover damages resulting from the Defendants' violations of their fiduciary duties.

PARTIES

11. Plaintiffs are, and at all relevant times were, continuous shareholders of American Capital.

12. Defendant Malon Wilkus ("Wilkus") has served as a director of the Company since 1986 and currently serves as the Chairman of the Company's Board and its Chief Executive Officer ("CEO").

13. Defendant Philip R. Harper ("Harper") has served as a director of the Company since 1997.

14. Defendant Stan Lundine ("Lundine") has served as a director of the Company since 1997.

15. Defendant Neil M. Hahl ("Hahl") has served as a director of the Company since 1997.

16. Defendant Alvin N. Puryear ("Puryear") has served as a director of the Company since 1998.

17. Defendant Mary C. Baskin ("Baskin") has served as a director of the Company since 2000.

18. Defendant Kenneth D. Peterson, Jr. ("Peterson") has served as a director of the Company since 2001.

19. Defendant Susan K. Nestegard ("Nestegard") has served as a director of the Company since 2013.

20. Defendant Kristin L. Manos ("Manos") has served as a director of the Company since 2015.

21. Defendant David G. Richards ("Richards") has served as a director of the Company since 2015.

22. Defendants Wilkus, Harper, Lundine, Hahl, Puryear, Baskin, Peterson, Nestegard, Manos, and Richards form the Board of Directors of American Capital and are collectively referred to herein as the "Board" or the "Defendants."

JURISDICTION AND VENUE

23. The damages suffered and sought to be recovered by Plaintiffs and the Class is an amount in excess of $75,000.

24. This Court has jurisdiction over this matter because each of the Defendants either conducts business in or maintains operations in Montgomery County, Maryland or has sufficient minimum contacts with Montgomery County, Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.

25. Venue is proper in this Court pursuant to Maryland Courts and Judicial Procedure § 6-201 (a) and (b) because the Defendants are directors of a corporation that maintains its principal offices in Montgomery County, Maryland.

DEFENDANTS' FIDUCIARY DUTIES

26. By reason of the Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of American Capital and owe them a duty of care, loyalty, good faith, candor, and independence.

27. By virtue of their positions as directors and/or officers of American Capital, the Defendants, at all relevant times, had the power to control and influence American Capital, did control and influence American Capital, and caused American Capital to engage in the practices complained of herein.

28. To diligently comply with their fiduciary duties, the Defendants may not take any action that: (a) adversely affects the value provided to the Company's shareholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company's shareholders; (d) will provide the Defendants with

preferential treatment at the expense of, or separate from, the public shareholders; and/or (e) contractually prohibits the Defendants from complying with or carrying out their fiduciary duties.

29. In accordance with their duties of loyalty and good faith, the Defendants are obligated to refrain from: (a) participating in any transaction where the Defendants' loyalties are divided; (b) participating in any transaction where the Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30. Plaintiffs allege herein that the Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to the Company.

31. The Defendants also owe the Company's shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders' equity interest. The Defendants are knowingly or recklessly breaching their fiduciary duty of candor by failing to disclose all material information concerning the Proposed Transaction

CLASS ACTION ALLEGATIONS

32. Plaintiffs bring this action on their own behalf and as a class action on behalf of all holders of American Capital common stock who are being and will be harmed by the Defendants' actions described below ("Class"). Excluded from the Class are the Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

33. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of May 20, 2016, there were 214,378,836 shares of American Capital common stock issued and outstanding. The actual number of public stockholders of American Capital will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i) whether Defendants have breached their fiduciary duties with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

ii) whether Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction; and

iii) whether Plaintiffs and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiffs are adequate representatives of the Class, and have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiffs' claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of

conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A. Corporate Background

34. American Capital is a publicly traded global asset manager and private equity firm. American Capital, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate, energy and structured products. As of March 31, 2016, American Capital managed approximately $20 billion of assets. Through a wholly owned affiliate, American Capital manages publicly traded American Capital Agency Corp. (previously defined as "ACAC"), American Capital Mortgage Investment Corp., and American Capital Senior Floating, Ltd.

35. According to the Company's Form 10-K for the fiscal year ended December 31, 2015, "During the last year, three years and since [the] IPO, [the Company's] economic return (NAV per share growth plus dividend distributions) has totaled (3.0)%, 3.7% and 15.8%, respectively. Since [the] IPO, [the] stock price plus dividend distributions has totaled an annualized growth rate of 13.6%."

36. On November 4, 2015, American Capital issued a press release reporting its financial results for the quarter ended September 30, 2015. Highlights included:

- Consolidated net operating income ("NOI") before income taxes for the quarter ended September 30, 2015 of $108 million, or $0.40 per diluted share, an 8% annualized return on equity.

- Consolidated NOI after income taxes for the quarter ended September 30, 2015 was $75 million, or $0.28 per diluted share.

- Consolidated net loss for the quarter ended September 30, 2015 was $(37) million, or $(0.14) per diluted share.

- As of September 30, 2015, net asset value ("NAV") per share was $20.44, a $0.09 per share increase from the June 30, 2015 NAV per share of $20.35.

37. In the November 4, 2015 press release, Defendant Wilkus, American Capital's Chairman and Chief Executive Officer, touted the Company's performance and growth prospects as follows:

> This was an important quarter for American Capital for two reasons. First, our annualized pretax per share NOI return on equity improved to 8% this quarter. Our NOI before income taxes was $108 million, or $0.40 per diluted share, up 67% from the comparable period in 2014 and reflects our ongoing efforts to reposition our balance sheet and improve NOI.

38. On February 17, 2016, American Capital issued a press release reporting its financial results for the quarter and year ended December 31, 2015. Highlights included:

- Consolidated NOI before income taxes for the year and quarter ended December 31, 2015 of $378 million, or $1.41 per diluted share, and $95 million, or $0.37 per diluted share, respectively.

- Consolidated NOI for the year and quarter ended December 31, 2015 was $253 million, or $0.95 per diluted share, and $61 million, or $0.24 per diluted share, respectively.

39. In the February 17, 2016, press release, Defendant Wilkus commented as follows:

> During the fourth quarter, we sold $2.0 billion of senior floating rate loans and substantially liquidated our SFRL portfolio, while paying down $1.3 billion of associated debt. These actions greatly enhanced our capital flexibility and contributed to our ability to repurchase $433 million of our stock under our current Share Repurchase Program, which allows us to purchase up to $1 billion of our stock. To complete this program, we scheduled share repurchases through the end of the second quarter under an SEC Rule 10b5-1 share repurchase plan. At current market prices, we believe share repurchases are an excellent way to enhance stockholder value. Through this program and our strategic review process, we remain focused on maximizing stockholder value.

40. On May 6, 2016, American Capital issued a press release reporting its financial results for the quarter ended March 31, 2016. Highlights included:

- Consolidated NOI before income taxes for the quarter ended March 31, 2016 of $94 million, or $0.40 per diluted share, an 8% annualized return on equity.

- Consolidated NOI for the quarter ended March 31, 2016 was $74 million, or $0.31 per diluted share.

- Consolidated net loss for the quarter ended March 31, 2016 was $(80) million, or $(0.34) per diluted share.

- As of March 31, 2016, NAV per share was $20.14, a $0.26 per share increase from the December 31, 2015 NAV per share of $19.88.

41. In the May 6, 2016, press release, Defendant Wilkus commented as follows:

> Our first quarter realizations, coupled with income from operations, contributed to our ability to repurchase $297 million of our stock in the quarter. We have now purchased $730 million under our current share repurchase program. Through this program and our strategic review process, we remain focused on maximizing stockholder value.

42. Thus, for the quarter ended March 31, 2016, the Company reported EPS of $0.40 compared to consensus estimates of $0.26 per share (as noted by J.P. Morgan), thus beating estimates by over 50%.

43. Following the Company's announcement of its financial results for the first quarter of 2016, on May 10, 2016, J.P. Morgan issued an analyst report noting that the Company's operating income was better than expected, the intrinsic value of the Company's underlying portfolio supports price appreciation, and updated its price target for the Company to $18.00 per share.

44. Ares is a specialty finance company that provides one-stop debt and equity financing solutions to U.S. middle market companies, venture capital backed businesses, and power generation projects. Ares Capital originates and invests in senior secured loans, mezzanine debt and, to a lesser extent, equity investments through its national direct origination platform. Ares has elected to be regulated as a business development company ("BDC") and, as

of March 31, 2016, was the largest BDC by total assets and market capitalization. Ares is externally managed by Ares Capital Management LLC, a subsidiary of Ares Management, L.P.

B. Events Leading to the Proposed Transaction

45. The Proposed Transaction is the result of the Board's reactionary response to pressure by Elliott Management Corporation (together with its various affiliates, including Elliott Associates, L.P., Elliott International, L.P., and Elliott International Capital Advisors Inc., "Elliott") to force a sale of the Company.

46. Specifically, on November 5, 2014, American Capital publicly announced that the Board had approved a plan to split its businesses by transferring most of its investment assets to two newly established business development corporations ("BDCs"), each of which would enter into management agreements pursuant to which the new companies would be managed by American Capital, while American Capital would continue primarily in the asset management business. The Company further announced that it planned to spin-off the new BDCs to its stockholders, which would result in three publicly traded companies. A few months later, on May 6, 2015, American Capital announced that its Board had revised the spin-off plan, such that only one new BDC would be created and would be known as American Capital Income, Ltd. ("ACAP"). ACAP was expected to own most of American Capital's existing investment assets, and would enter into a management agreement pursuant to which ACAP would be managed by American Capital.

47. On September 30, 2015, American Capital filed its preliminary proxy statement in connection with the proposed spin-off, pursuant to which it sought its stockholders' approval of the spin-off. **Importantly, in this proxy, the Company and Board specifically represented**

that the Board "has determined that the Spin-Off is in the best interests of American Capital and its stockholders" and provided a litany of reasons for that determination. On November 5, 2015, American Capital posted a three-year financial forecast for American Capital and ACAP in connection with the proposed spin-off.

48. Shortly after the proxy and presentation were made public, and as the vote on the spin-off neared, on November 16, 2015, Elliott, which manages funds that held an approximately 8.4% interest in American Capital at the time, filed a presentation with the SEC and issued a contemporaneous press release in which it urged American Capital stockholders to vote against the spin-off plan. In the same letter, Elliott disclosed that it had also sent a letter to the Board, in which it attacked the Company's management, questioned the qualifications of its directors, and questioned the Company's compensation practices. **In the letter, Elliott took the position that the Company's stock was "worth in excess of $23" per share.** Finally, Elliott proposed, among other things, withdrawing the spin-off proposal, replacing Board members, and engaging in a strategic review. In other words, as is typical of activist investors, Elliott began clamoring for a sale of the Company (so it could realize short term gains on its investment) and threatened to replace the Board and management in order to get it done.

49. On the same day, Elliott also filed a proxy statement contesting the upcoming vote on the spin-off, in which Elliott urged stockholders to vote against every proposal made by the Board, including against the appointment of certain directors of American Capital and the adoption of the Company's 2016 equity incentive plan.

50. The Board immediately began acting in a panicked, reactionary manner. For example, the following day, the Board met to discuss Elliot's position. The next day, November 17, 2015, American Capital representatives (including Defendant Wilkus) met with representatives of Elliot. And, two days after that, on November 19, 2015, and in what would

become the first of many reactionary moves by the Board, the Board voted to increase its size by one member, to ten, and appointed Director Defendant Richards to fill the newly-created position. Director Defendant Richards received a one-time cash award of $100,000 for serving in the position. On the following day, American Capital representatives (including Defendant Wilkus) had a telephonic conference with representatives of Elliot.

51. On November 22, 2015, the Board met with its financial advisors (Goldman Sachs and Credit Suisse) to discuss alternatives to the spin-off. Around this time, Elliott also sought and was provided confidential information by American Capital, in connection with which Elliott executed a confidentiality agreement. On November 23, 2015, Elliot reported an increasingly-large interest in American Capital. Then, on November 24, 2015, the Board instructed management to undertake a full strategic review of all alternatives, including a sale of the Company or its various business lines in whole or in part – just as Elliot had demanded. This decision was announced publicly on November 25, 2015. **In so doing, the Board abandoned, in the space of barely two months, the strategic alternative that the Board had determined, just two months prior, was "in the best interests of American Capital and its stockholders" – all because of pressure from a single activist investor.**

52. In connection with the review, the Board formed a Strategic Review Committee comprised of Defendants Hahl, Manos, Peterson, and Richards. Each member of the committee was paid a retainer of $40,000 per year, payable quarterly, and Director Defendant Hahl, as the chair of the Strategic Review Committee, received an additional retainer of $20,000 per year, also payable quarterly. These fees would later be doubled. Also in connection with the review, Defendant Wilkus contacted several of the independent directors of American Capital Agency Corp. (previously defined as "ACAC") and American Capital Mortgage Investment Corp. ("MTGE"), real estate investment trusts managed by subsidiaries of ACMM, to inform them of

American Capital's strategic review process. The consent of the independent directors of ACAC and MTGE would be required for the continuation of ACAC's and MTGE's respective management agreements with the applicable ACMM subsidiary in connection with a transaction that would result in a change of control of the ACMM subsidiary, including a whole company sale of American Capital.

53. Throughout the "process" that would follow, Elliot's presence was constant and overbearing, and the Board never once halted the sales process demanded by Elliot or seriously considered running the Company as a going concern or proceeding with the spin-off, as it had previously determined was in stockholders' best interests.

54. On December 16, 2015, Elliott reported an increasingly-large interest in American Capital. On January 7, 2016, the Company announced that the Board completed the initial phase of the strategic review process and authorized management to proceed with the solicitation of offers to purchase the Company or its various business lines in whole or in part.

55. On January 15, 2016, the Board set June 30, 2016 as the date for the Company's upcoming annual meeting, at which the Company's stockholders would be asked to vote on, among other things, the composition of the Board. Pursuant to SEC rules, the deadline for stockholders to present competing proxy proposals to the Company's secretary was set for February 5, 2016.

56. On January 19, 2016, Elliott sent a letter to the Board expressing concern with the pace of the solicitation of offers and urging American Capital to undertake discussions with the "most promising potential acquirers" as soon as possible. Later that day, representatives of American Capital's financial advisors had a telephonic meeting with representatives of Elliott. On January 20, 2016, the Strategic Review Committee met with American Capital's financial and legal advisors and representatives of management to discuss the communications with Elliott and

the status of the offer solicitation process. On January 26, 2016, Elliott reported further increases in its American Capital holdings.

57. During January and February, Goldman Sachs and Credit Suisse contacted 136 parties to assess interest in offers to purchase American Capital or its various business lines, in whole or in part. On February 16, 2016, Elliott reported further increases in its American Capital holdings. Between February 19, 2016 and February 25, 2016, American Capital's financial advisors received 18 initial indications of interest, comprised of five whole company bids, 12 specific business line bids, and one bid for ACAP BDC assets. In violation of the Board's duty of candor, the Registration Statement does not disclose the values of these indications of interest.

58. On March 11, 2016, Elliott reported further increases in its American Capital holdings. While the public record is silent as to the specific pressure brought to bear by Elliott, whether Elliott submitted any proxy proposal, or whether the Company and Elliott reached any agreements in the interim, on March 14, 2016, the Board unexpectedly reset the annual meeting date from June 30, 2016 to July 29, 2016, thereby extending the deadline for competing proxy proposals to March 25, 2016.

59. On April 8, 2016, American Capital received bids to acquire the whole company from Ares, Party 3, and Party 4 and bids to acquire specific business lines from Party 5 and Party 6:

- Ares' bid to acquire the whole company was equal to $5.32 per share in cash (including $0.42 per share in cash from Ares Capital Management) plus 0.74 shares of Ares stock at a fixed exchange ratio. Ares' bid also included certain fee waivers by Ares Capital Management of amounts payable to Ares Capital Management by Ares under Ares' investment advisory and management agreement. The aggregate implied purchase price of Ares' bid was $16.34 per share.

- Party 3's bid to acquire the whole company was equal to $9.06 per share in cash plus 1.25 shares of Party 3's stock at a fixed exchange ratio. The aggregate implied purchase price of Party 3's bid was $16.33 per share.

- Party 4's bid to acquire the whole company was $14.00 per share in cash.

- Party 5's bid to acquire the assets of ACMM and certain other assets of ACAM was equal to $5.97 per share in cash. Party 5's bid was comprised of $575 million for the assets of ACMM, plus $850 million for certain other assets of ACAM.

- Party 6's bid to acquire certain assets of American Capital was equal to $2.03 per share in cash,. Party 6's bid was comprised of $150 million for ACMM, plus $334 million for other assets of American Capital.

60. On or about April 18, 2016, after discussion regarding the possibility of ACAC and/or MTGE purchasing ACMM from American Capital, an informal consensus was reached regarding a $575 million purchase price for ACMM. Also on April 18, 2016, Ares and Party 3 submitted a revised whole company bid and a bid for American Capital based on the exclusion of ACMM from the whole company sale, in accordance with instructions provided by American Capital:

- Ares' revised whole company bid provided for consideration equal to $4.90 in cash from Ares, plus shares of Ares stock valued at $11.04 per share, plus consideration equal to $0.42 per share from Ares Capital Management, totaling $16.36 per share. Ares Capital's bid for American Capital based on the exclusion of ACMM from the whole company sale, assuming a purchase price of $575 million for ACMM, provided for consideration equal to $4.90 in cash from Ares, plus shares of Ares stock valued at $8.06 per share, plus consideration equal to $0.42 per share from Ares Capital Management, plus $2.40 per share in cash from the proceeds of the ACMM sale, totaling $15.77 per share. Ares' bid also included certain fee waivers by Ares Capital Management of amounts payable to Ares Capital Management by Ares.

- Party 3's revised whole company bid provided for consideration equal to $9.06 in cash from Party 3, plus shares of Party 3's stock valued at $7.65 per share, plus consideration equal to $0.21 per share in cash consideration from Party 3's external advisor, totaling $16.92 per share. Party 3's bid for American Capital based on the exclusion of ACMM from the whole company sale, assuming a purchase price of $575 million for ACMM, provided for

> consideration equal to $6.41 in cash from Party 3, plus shares of Party 3's stock valued at $7.45 per share, plus consideration equal to $0.21 per share in cash consideration from Party 3's external advisor, plus $2.41 per share in cash from the proceeds of the ACMM sale, totaling $16.48 per share.

61. On April 20, 2016, Party 3 submitted a revised bid for American Capital based on the exclusion of ACMM from the whole company sale. Party 3's revised bid, assuming a purchase price of $575 million for ACMM, provided for consideration equal to $6.68 in cash from Party 3, plus shares of Party 3's stock valued at $7.20 per share, plus consideration equal to $0.28 per share in cash from Party 3's external advisor, plus $2.41 per share in cash from the proceeds of the ACMM sale, totaling $16.58 per share.

62. **Also on April 20, 2016, Elliott executed a confidentiality agreement with American Capital, pursuant to which Elliott received certain information regarding bids received by American Capital, as well as other developments in connection with American Capital's strategic review process.** And, on April 22, 2016, Defendants Hahl and Richards, along with representatives of American Capital's financial advisors, met with representatives of Elliott to provide information regarding the status of current bids received by American Capital and the status of the strategic review process. Also on April 22, 2016, "after the meeting with [Elliott]," and presumably at Elliot's command, representatives of American Capital's financial advisors communicated to Ares and Party 3 that their respective then-current bids were too low. Nonetheless, American Capital's financial advisors informed Ares and Party 3 that American Capital management and American Capital's financial and legal advisors were willing to begin discussing contractual terms and conducting reverse due diligence.

63. On April 25, 2016, representatives of American Capital conducted follow-up meetings with Elliott regarding the status of the then-current bids received by American Capital and the strategic review process. **Then, on or about April 27, 2016, Elliott informed the**

Company that it might be interested in becoming a bidder for American Capital. As a result, American Capital's legal counsel were required to sent Elliot's counsel a new form of confidentiality agreement to be entered into between Elliott and American Capital. Following discussions, though, Elliott backtracked and advised American Capital that it instead did not wish to become a bidder and would not execute the revised form confidentiality agreement.

64. On April 28, 2016, CNBC reported that Ares, Apollo Investment Corp (the BDC of Apollo Global Management LLC), Fortress Investment Group LLC, and Blackstone Group LP were among the bidders involved in the process to acquire American Capital. CNBC also highlighted Elliott's role in bringing the sale to the forefront, noting that Elliott unveiled its stake in American Capital in November 2015 and criticized its performance.

65. On May 2, 2016, Party 4 sent a proposal letter to American Capital indicating its interest in purchasing American Capital as a whole company, including ACMM, for $18.50 per share in cash. Party 4 indicated that any bid it submitted would be contingent on 30 days of exclusive negotiations. On May 4, 2016, Party 4 stated that it was not prepared to submit a bid for American Capital with ACMM excluded from the transaction, but stood by its proposal of May 2, 2016 of $18.50 per share in cash for the whole company, including ACMM.

66. On May 5, 2016, Director Defendant Hahl initiated a telephonic conversation with an independent director of ACAC and MTGE to inquire as to whether and on what terms ACAC and MTGE would consider providing consent to the continuation of its respective management agreements with the applicable ACMM subsidiary in connection with a whole company sale of American Capital that included ACMM. The independent director indicated that the independent directors of ACAC and MTGE believed that the "internalization" of the management of ACAC and MTGE would be the most attractive alternative for the stockholders of ACAC and MTGE. Later, on May 7, 2016, the independent director stated that ACAC's and

MTGE's independent directors would be willing to consider a proposal for such consent, but that they would expect ACAC and MTGE to receive "meaningful economic consideration" for the consent. **The Board apparently took no further steps to secure this needed consent so as to be able to negotiate for Party 4's higher bid.**

67. On May 9, 2016, Ares and Party 3 submitted updated bid proposals:

- The implied value of Ares' bid was $17.03 per share, comprised of $2.49 in cash from the sale of ACMM at a purchase price of $575 million, $6.16 in cash from Ares, $7.30 in Ares stock (based on a fixed exchange ratio of 0.483 shares of Ares stock per share of American Capital stock) and $1.08 in cash from Ares Capital Management. Ares' bid also included certain fee waivers by Ares Capital Management of amounts payable to Ares Capital Management by Ares under Ares' investment advisory and management agreement, in connection with the proposed transaction.

- The implied value of Party 3's bid was $16.94 per share, comprised of $2.49 in cash from the sale of ACMM at a purchase price of $575 million, $6.28 in cash from Party 3, $7.39 in Party 3's stock (based on a fixed exchange ratio of 1.327 shares of Party 3's stock per share of American Capital stock) and $0.78 in Party 3's external advisor's stock (which, at the option of Party 3, could be paid in cash in lieu of stock).

68. On May 10, 2016, Ares and Party 3 submitted draft confidentiality agreements to Elliott to permit Elliott to review each of their bids in detail. Ares and Party 3 executed those confidentiality agreements with Elliott on May 11, 2016. Subsequent to the execution of the respective confidentiality agreements, representatives from American Capital's financial advisors and certain members of the Strategic Review Committee conducted meetings with Elliott to discuss Ares' and Party 3's respective bids and review the terms thereof with Elliott. At the meeting, American Capital's financial advisors also discussed their preliminary financial analysis of each of Ares' and Party 3's bids. American Capital's financial and legal advisors and certain members of the Strategic Review Committee also discussed the key transaction terms that were

being negotiated with Ares and Party 3. **Elliott expressed a preliminary preference for Ares' proposal.**

69. Also on May 11, 2016, Elliot reported yet another increase in its ownership of American Capital, to approximately 14.4%.

70. On May 12, 2016, during a meeting, Party 3 advised American Capital's Board that Party 3 was prepared to increase its proposal by $50 million in the aggregate, or a total revised value of $17.36 per share of American Capital stock, contingent upon American Capital entering into an exclusivity agreement with Party 3. The offer was only valid until the end of the day on May 12, 2016.

71. Following the meeting, at the direction of American Capital's Board, American Capital's financial advisors contacted representatives of Ares to request that Ares increase its bid by $75 million. Later that day, Ares indicated that it would increase its offer, subject to American Capital entering into an exclusivity agreement with Ares and ceasing its stock buybacks under American Capital's then-authorized stock buyback program.

72. Later on May 12, 2016, **and without even attempting to secure additional value from Party 3,** at the direction of American Capital's Board, American Capital's financial advisors informed Party 3 that American Capital was not prepared to move forward with Party 3 at that time. The next morning, **and again without ever even attempting to secure additional value from Party 3, who was the first to volunteer additional value, but who was not Elliot's preferred buyer,** American Capital informed Ares that it was prepared to move forward with Ares. Later that day, Ares submitted its final bid, which reflected a $75 million increase in aggregate consideration contingent upon American Capital entering into an exclusivity agreement with Ares and ceasing its stock buybacks under American Capital's then-authorized stock buyback program.

73. On the same day, representatives of American Capital, Ares, and Elliott met to discuss Ares' bid. Elliot was later asked to sign a voting and support agreement in connection with the Proposed Transaction, and Ares provided Elliott with a draft voting and support agreement. After the meeting, the parties continued to negotiate and exchange drafts of the voting and support agreement until Ares and Elliott entered into a definitive voting and support agreement on May 23, 2016, pursuant to which Elliott agreed, among other things, to vote in favor of the proposed Merger Agreement, subject to certain conditions.

74. On May 16, 2016, Elliot demanded, in consideration of its entering into a support agreement relating to the Proposed Transaction that Elliot had itself demanded and orchestrated, that American Capital enter into a settlement agreement containing certain provisions relating to the reconstitution of American Capital's Board if the Proposed Transaction were not completed. Thereafter, and through the execution of the Merger Agreement, the parties negotiated the terms of this concession.

75. On May 16, 2016, representatives of American Capital and of the independent directors of ACAC and MTGE reached a tentative agreement on most of the issues regarding the sale of ACMM to ACAC, including a reduction in the purchase price from $575 million to $562 million. Also on May 16, 2016, the Board approved entry into the exclusivity agreement with Ares and authorized American Capital's management to cease the existing stock buyback program.

76. On May 17, 2016, Elliott requested a copy of the draft Merger Agreement.

77. On May 22, 2016, the Board approved the Merger Agreement and Proposed Transaction.

78. In connection with the Merger Agreement, the Company and Elliott entered into a Letter Agreement, pursuant to which they agreed to use their reasonable best efforts to enter into

an agreement providing, among other things, (i) that in the event the Merger is terminated for any reason (a "Termination Event"), the Company will, as promptly as practicable, appoint four (4) individuals to the Company's Board, with one (1) such individual selected by Elliott and with the three (3) additional individuals to be independent directors to be mutually agreed upon by the Company and Elliott, to replace four (4) incumbent directors; (ii) the new directors will be appointed to appropriate committees of the Board promptly following their appointment to the Board; (iii) the Company will nominate the new directors for election at the Company's 2017 annual meeting of stockholders; (iv) a new Chairman of the Company Board (other than the incumbent – *i.e.*, Director Defendant Wilkus) will be selected; and (v) for customary standstill, voting and mutual non-disparagement provisions. In exchange, Elliott agreed that, provided a Termination Event has not occurred, it would vote all shares of Company stock it beneficially owns in favor of the slate of directors nominated by the Board at the Company's combined 2016 annual meeting of stockholders and special meeting of stockholders to be scheduled for the purpose of approving the Merger and the Merger Agreement. The Company further agreed to reimburse Elliott for up to $3.0 million in expenses.

C. <u>The Proposed Transaction and Subsequent Events</u>

79. On May 23, 2016, American Capital and Ares issued a press release announcing the Proposed Transaction, which provides in pertinent part:

> Ares Capital Corporation (NASDAQ: ARCC) and American Capital, Ltd. (NASDAQ: American Capital) announced today that they have entered into a definitive merger agreement under which Ares Capital will acquire American Capital, excluding American Capital Mortgage Management, LLC. This transaction enhances Ares Capital's position as the leading business development company in the United States and a leading direct lender to middle market companies. The combined company would have on a pro forma basis more than $13 billion of investments at fair value as of March 31, 2016. The Boards of Directors of both companies have unanimously approved the transaction.

Under the terms of the Ares transaction, American Capital stockholders will receive approximately $3.43 billion in total cash and stock consideration or $14.95 per fully diluted share. In a separate transaction, American Capital also announced today that it is selling American Capital Mortgage Management, LLC to American Capital Agency Corp. (NASDAQ: AGNC) for $562 million or $2.45 per fully diluted share. Collectively, the transactions announced today represent total value for American Capital stockholders of $4.0 billion or approximately $17.40 per fully diluted share, representing a premium of 11.4% to American Capital's closing price on May 20, 2016 and a premium of 21.6% to American Capital's unaffected closing price on November 13, 2015.

American Capital stockholders will receive $1.470 billion in cash from Ares Capital, or $6.41 per share, plus 0.483 Ares Capital shares for each American Capital share, resulting in approximately 110.8 million Ares Capital shares, or $1.682 billion in value or $7.34 per share based on Ares Capital's closing stock price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million American Capital shares. Following the transaction, Ares Capital stockholders are expected to own approximately 73.9% and American Capital stockholders are expected to own approximately 26.1% of the combined company.

As part of the aggregate consideration, Ares Management, L.P. (NYSE: ARES) will provide financial support to the transaction. Through its subsidiary, Ares Capital Management LLC, which serves as the investment adviser to Ares Capital, Ares Management will provide $275 million of cash, or $1.20 per fully diluted share, to American Capital stockholders at closing. In addition, Ares Management has agreed to waive up to $100 million in Part I income based fees (ARCC Income Based Fees) payable for the ten calendar quarters beginning the first full quarter following the closing of the transaction, in an amount of up to $10 million of ARCC Income Based Fees to the extent earned and payable to Ares Capital Management in such quarter, to support the expected profitability of the combined company during the integration and portfolio repositioning period for the two businesses.

The combined company will remain externally managed by Ares Capital Management LLC and all current Ares Capital officers and directors will remain in their current roles.

Ares Capital believes that the significant size and scale of the combined company will create many strategic and financial benefits and will position the combined company to capitalize on favorable market conditions. Including the financial support provided by Ares Management, it is anticipated that the combination will:

- Be immediately accretive to core earnings per share, with the potential for increased dividends over time
- Be accretive to net asset value per share between the first and second full years after closing and beyond
- Accelerate the expected growth and deployment of Ares Capital's Senior Direct Lending Program joint venture

- Expand Ares Capital's ability to originate larger transactions with increased final hold positions, enhancing its market presence and value proposition with financial sponsors and borrowers
- Capture increased underwriting and distribution fees from greater syndication opportunities
- Further diversify Ares Capital's balance sheet and enhance access to lower cost capital from banks and capital markets participants

"The growing demand for capital from middle market borrowers has created the need for flexible capital providers like us to fill the financing gap as banks continue to retrench from the market," commented Michael Arougheti, Co-Chairman of Ares Capital's Board of Directors. "We believe this transaction materially enhances our presence as a market leading direct lender with the size and scale to capitalize on the attractive competitive dynamics in the market today and for the foreseeable future."

"Similar to the strategy we successfully utilized in our acquisition of Allied Capital in 2010, we plan to leverage our robust origination platform to redeploy American Capital's portfolio into directly-originated investments generating a higher level of current income and ultimately improved risk-adjusted returns," said Kipp deVeer, Chief Executive Officer of Ares Capital. "We are confident in our ability to maximize long-term value for both Ares Capital and American Capital stockholders."

"We are excited to have entered into this mutually beneficial combination with Ares Capital," commented Malon Wilkus, Chairman and Chief Executive Officer of American Capital. "Our stockholders should benefit immediately from the stable dividend offered by Ares Capital and the fee waiver support provided by Ares Management. Moreover, we expect the combined company to have a more diversified portfolio and a stronger balance sheet that will position it well for future growth."

Prior to closing, American Capital may continue its plans to monetize certain investments (in collaboration with Ares Capital) and the proceeds of any such sales would be used to retire indebtedness or to remain in cash balances as the company has ceased its stock repurchase program. Since March 31, 2016, American Capital has announced sales of over $550 million in balance sheet investments.

Elliott Management, holder of a 14.4% interest in American Capital, strongly supports the transactions and will vote its shares in favor at the upcoming Special Meeting. Portfolio Managers Jesse Cohn and Pat Frayne said in a statement, "We are pleased with the result of the Strategic Review and thank the Independent Board Committee of American Capital for its hard work and success in delivering an excellent outcome for stockholders. We believe this transaction represents the best path forward for American Capital stockholders and creates a tremendous opportunity for value creation as stockholders of Ares Capital after the deal is completed. American Capital's streamlined portfolio will benefit from management by an Ares team that has a stellar track record of delivering stockholder value."

> Consummation of Ares Capital's acquisition of American Capital is subject to American Capital and Ares Capital stockholder approvals, customary regulatory approvals and other closing conditions. The transaction is also conditioned on the successful completion of the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. American Capital Mortgage Management, LLC is the external advisor to American Capital Agency Corp. (NASDAQ: AGNC) and American Capital Mortgage Investment Corp. (Nasdaq: MTGE). Assuming satisfaction of these conditions, the transaction is expected to close within the next 12 months. However, there is no guarantee that the sale of American Capital Mortgage Management, LLC or other asset sales described in this release will be completed and/or that the other conditions to this transaction will be satisfied.
>
> Wells Fargo Securities, LLC and Bank of America Merrill Lynch served as financial advisors to Ares Capital. Latham & Watkins LLP and Willkie Farr & Gallagher LLP served as legal counsel to Ares Capital. Sutherland Asbill & Brennan LLP served as legal counsel to the independent directors of Ares Capital. Proskauer Rose LLP acted as legal counsel to Ares Management. Goldman Sachs & Co. and Credit Suisse Securities (USA) LLC served as financial advisors to American Capital. Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to American Capital.

80. Finally, on June 6, 2016, as contemplated by the Letter Agreement, the Company and Elliott entered into a superseding Agreement, pursuant to which Elliott and the Company agreed that, in the event of a Termination Event, the Board will promptly (among other things), (i) set the size of the Board at ten (10) directors; (ii) appoint four (4) individuals to the Board to replace four (4) incumbent members of the Board, with one (1) such individual to be selected by the Elliott and with the three (3) additional individuals to be mutually agreed by the Company and Elliott following the receipt of input from certain major stockholders of the Company; (iii) establish a Strategic Review Committee consisting of four (4) directors (which, during the Restricted Period, shall consist of two (2) of the new nominees and two (2) directors selected by the newly reconstituted Board from the then-existing directors) to conduct a strategic review of the Company's business and make recommendations to the Board regarding business strategy; and (iv) select a new Chairman of the Board (other than the incumbent, Director Defendant Wilkus). In return, Elliott agreed to a standstill period, and the Company confirmed that it would

reimburse Elliott for its reasonable, documented out-of-pocket fees and expenses, provided that such reimbursement will not exceed $3.0 million.

D. The Proposed Transaction is the Result of a Flawed Process that is Marred by Conflicts of Interest.

81. The Merger Agreement and the insufficient Merger Consideration contemplated by the Proposed Transaction are the result of a flawed and conflicted process. Specifically, as outlined above, the process that resulted in the Proposed Transaction was prompted by criticism from a serial activist investor, Elliott, who bullied the Board into a quick sale of the Company by threatening to replace the Board and management. Less then ten days after Elliott entered the picture publicly, the Board responded by launching into a hasty sales process.

82. Even more troubling, throughout the process, as Elliot was fed internal information, it continued to increase its holdings in the Company. And, by the time of the announcement of the Merger Agreement, Elliott had increased its ownership stake in American Capital to 14.4%. For its part, and according to an analysis by Bloomberg, Elliott will realize a 20% annualized return for its brief investment in American Capital. Further, should the Proposed Transaction fall through, Elliott could essentially force an immediate second round sales process.

83. The Defendants' concern for their individual jobs and Elliott's threat to those jobs should the Board not have agreed to a quick sale are perhaps best evidenced by the Letter Agreement that the Company reached with Elliott in connection with the Merger Agreement, which provided no apparent benefit for the Company or its stockholders, but which directly addressed the Board's concern for its own jobs and unvested equity.

84. Unsurprisingly, the Defendants will receive lucrative payments and other benefits in connection with the consummation of the Proposed Transaction that common shareholders

will not – a far better choice than losing their jobs and unvested equity to an Elliott proxy contest. Specifically, in connection with the Merger Agreement, all Company stock options, whether vested or unvested, will fully vest, become exercisable, and entitle the holder to receive (i) an amount of cash equal to the positive amount of the "spread" between the cash portion of the per-share Merger Consideration and the portion of the exercise price allocable to the cash portion of the per-share Merger Consideration of such option and (ii) a number of shares of Ares common stock equal to the positive amount of the "spread" between the share portion of the per-share Merger Consideration and the portion of the exercise price allocable to the share portion of the per-share Merger Consideration, taking into account the exchange ratio. Additionally, all outstanding Company incentive awards will vest upon the closing of the Merger Agreement and each share of Company stock related thereto will be converted into the right to receive the per-share Merger Consideration. The following table sets for number of such options and incentive awards and the expected payouts in connection therewith:

Name	Options (#)	Incentive Awards (#)	Estimated Value ($)
Executive Officers(1)			
Malon Wilkus	5,589,255	1,559,871	74,605,715
John R. Erickson	3,903,122	44,474	29,773,805
Samuel A. Flax	3,086,712	77,804	23,594,345
Brian S. Graff	2,912,573	15,422	21,614,371
Gordon J. O'Brien	3,052,988	33,320	22,503,658
Mark Lindsey	127,150	16,849	919,472
Tom McHale	1,263,307	144,972	11,803,679
Non-Employee Directors			
Mary C. Baskin	166,250	—	852,113
Neil M. Hahl	300,000	—	2,070,625
Philip R. Harper	393,750	—	3,269,688
Stan Lundine	206,250	—	1,145,313
Kristin L. Manos	—	—	—
Susan K. Nestegard	156,250	—	410,938
Kenneth D. Peterson, Jr.	206,250	—	1,145,313
Alvin Puryear	300,000	—	2,070,625
David G. Richards	—	—	—

85. In addition to these lucrative payments, certain defendants may also receive golden parachute compensation, as outlined below:

Named Executive Officer(1)	Cash(2)	Equity(3)	Perquisites/ Benefits(4)	Total
Malon Wilkus	$ 19,205,440	$ 3,556,663	$ 0	$ 22,762,103
John R. Erickson	$ 9,670,000	$ 1,404,630	$ 30,879	$ 11,105,509
Samuel A. Flax	$ 8,290,000	$ 1,188,511	$ 45,060	$ 9,523,571
Brian S. Graff	$ 8,290,000	$ 1,080,463	$ 45,060	$ 9,415,523
Gordon J. O'Brien	$ 8,290,000	$ 1,188,511	$ 45,060	$ 9,523,571

Indeed, according to a May 12, 2016 report issued by Company analyst Wells Fargo, estimated payouts to management upon a change of control will amount to $0.22 per share.

86. Furthermore, just last year, American Capital paid Director Defendant Wilkus $10 million, without shareholder approval, after the Company canceled a portion of his equity awards. Indeed, according to a Bloomberg article dated March 17, 2015, "[t]he make-whole award is intended to partially replace stock options it rescinded because the company gave him 'too many' shares in previous years." As Michael Pryce-Jones, director of corporate governance at CtW Investment Group noted, "I find it hard to believe shareholders won't hold the compensation committee responsible for this...[[i]t's not just a simple administrative error, it's a significant oversight failure."

87. Finally, to help secure these benefits, certain undisclosed members of the Board and Company management also consented to and took part in the execution of voting and support agreements pursuant to which certain Defendants and members of Company management agreed to vote all shares of Company common stock that they own in favor of the Proposed Transaction. Elliott also entered into a similar voting and support agreement. Interestingly, and contrary to custom, the Defendants do not appear to have identified precisely how much of American Capital's common stock is subject to these agreements.

E. The Proposed Transaction Does Not Provide Adequate Value to Shareholders

88. As noted above, pursuant to the terms of the Merger Agreement, American Capital shareholders will receive cash and stock impliedly valued at just $17.40 for each share of

American Capital common stock that they own.[1] This Merger Consideration is inadequate and undervalues the Company.

89. As an initial matter, almost 25% of the Cash Merger consideration and 14% of the total Merger Consideration are comprised of assets that American Capital stockholders already own. Putting aside this fact, the implied value of the total Merger Consideration still represents a premium of only 11% over American Capital's closing stock price on May 20, 2016. The Merger Consideration amounts to just 81% of the Company's per-share book value as of March 31, 2016.[2] This paltry premium and discount to the Company's book value do not adequately compensate shareholders for American Capital's recent gains on the sales of its assets, or the value of the Company to Ares specifically.

90. Investors and analysts agree. For example, on May 23, 2016, Streetwise reported on the deal, noting that:

> The transaction price is disappointing, given that Ares is buying American Capital at a significant NAV discount of almost 20%, with only a modest premium to pre-announcement stock prices, and particularly since American Capital had been selling assets at premiums to its carrying cost (over $1.1 billion in sales this year).

---

1 More specifically, American Capital shareholders will receive $10.06 in cash (previously defined as the "Cash Merger Consideration") and 0.483 shares of Ares common stock (previously defined as the "Stock Merger Consideration" and, together with the Cash Merger Consideration, the "Merger Consideration") for each share of American Capital common stock that they own. Based on the closing price of Ares common stock on May 20, 2016, the implied value of the Merger Consideration was just $17.40 per share. Importantly, though, the Cash Merger Consideration is comprised of (1) 6.41 per share in cash from Ares, (2) $1.20 per share in cash from an Ares affiliate, and (3) **$2.45 per share in cash from the sale of the Company's ACMM unit.** Following the Proposed Transaction, Ares stockholders are expected to own approximately 73.9% and former American Capital stockholders are expected to own approximately 26.1% of the combined company.

2 Moreover, upon information and belief, American Capital's NAV is based on investment and does not allow for appreciation of the asset. In other words, asset appreciation is not recognized until a position is closed, and most of the income the Company recognizes is interest payments on its investments. Accordingly, positions not marked up to market value, if marked to market value, would likely increase the NAV significantly.

91. And, just weeks prior to the announcement of the Proposed Transaction, between May 8 and May 10, 2016, respectively, regular Company analysts at J.P. Morgan, Compass Point Research and Trading, LLC, and Sterne Agee CRT set price targets above the Merger Consideration – at $18.00 per share. And, on May 12, 2016, Wells Fargo issued a report further touting American Capital's gains on the sales of its assets as follows:

> **Portfolio liquidation continues with big wins in the sale of Service Experts, The Meadows and CMBS portfolio (boosting NAV by estimated $0.66 per share).** SEHAV Holding Corporation represented the second largest portfolio holding at 3/31 fair value, behind ACAM, and the sale of the company for $341MM could ultimately generate NAV upside potential of $0.38/share as the sale brings in $244MM to American Capital – above the $160MM 12/31 mark. The CMBS portfolio was also sold at a premium as the sale price of $65MM was 61% above the adjusted 12/31 fair value mark of $40MM. Also, the sale of The Meadows would likely generate $65MM of potential upside from the 12/31 mark and $38MM of potential upside from the 3/31 fair value mark. With the sale of these positions, cash as a percentage of total assets would increase from 8% to 14% and we believe the large cash balance would be attractive for a potential American Capital acquirer. Also, American Capital could increase repurchases should the stock price remain at depressed levels and this would generate further NAV accretion.

92. These price targets and commentary should come as no surprise in light of American Capital's recent performance. For example, on May 6, 2016, when the Company reported its financial results for the first quarter of 2016, it reported a $0.26 increase in NAV from the fourth quarter of 2015, and John Erickson, the Company's CEO, noted that "[d]uring the quarter, we completed the sale of a significant portion of our commercial mortgage portfolio and related fee agreements and select collateral administration rights." As a result, the Company "received net cash proceeds of $65 million, subject to post-closing adjustments, which had a fair value of approximately $40 million as of December 31, 2015…."

93. Moreover, operating income in the first quarter of 2016 beat analyst expectations. According to a J.P. Morgan report published after the release of the quarter's results, American

Capital's pre-tax operating income of $.40 per share significantly exceeded J.P. Morgan's own estimates of $.23 per share as well as consensus estimates of $.26 per share. In addition, during the first quarter of 2016, the Company repurchased 21.2 million shares of its common stock for a total of $297 million, bringing the total share repurchased under the Company's then-outstanding share repurchase program to $730 million.

94. This strong performance is nothing new for the Company. According to the Company's Form 10-K for the fiscal year ended December 31, 2015:

> During the last year, three years and since our IPO, our economic return (NAV per share growth plus dividend distributions) has totaled (3.0)%, 3.7% and 15.8%, respectively. Since our IPO, our stock price plus dividend distributions has totaled an annualized growth rate of 13.6%.

95. Further, according to Ares' Merger Agreement presentation, the Proposed Transaction would create the "[l]argest middle market direct lending company by Market Capitalization and Total Assets." Indeed, consummation of the Proposed Transaction would nearly double the market capitalization of Ares from approximately $4.63 billion to $8 billion. In touting Ares' "big catch," Seeking Alpha noted, "[o]bviously, this is probably a very good deal in the long term for Ares Capital[,]" one that "...will make [Ares' parent] a huge amount of money in years to come."

96. Despite the significant gains to be made by Ares post-Merger, by purchasing the Company at a discount to its NAV, Seeking Alpha further estimated that "[a]ny synergies would be free" to Ares. In other words, the Merger Consideration not only undervalues the significant synergies that Ares will reap from the Proposed Transaction, the Merger Consideration fails to place any value whatsoever on such synergies.

97. Furthermore, because Ares pays dividends and the Proposed Transaction is expected to close at the end of 2016, the impending distribution of three more quarterly

dividends to Ares' shareholders will lower the value of the Ares shares that American Capital shareholders will receive as part of the Merger Consideration – thereby increasing the likelihood that the already inadequate Merger Consideration will be even more inadequate should the Proposed Transaction actually be consummated.

98. In short, the Merger Consideration does not adequately compensate American Capital shareholders for their equity interest in the Company, to say nothing of the inherent value of the Company itself.

F. <u>The Preclusive Deal Protection Measures</u>

99. The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no successful competing offers will emerge for the Company.

100. For example, the Merger Agreement contains a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time.

101. The Merger Agreement also contains an information rights provision that requires the Company to notify Ares of certain unsolicited competing offers within two days of receiving them, provide Ares with the identity of the party making the proposal and the material terms and conditions of the proposal, and notify Ares of any material amendments or modifications in the discussions with any alternative bidder.

102. Moreover, the Merger Agreement also restricts the Board's ability to effectuate a change in recommendation regarding the Proposed Transaction. In the event that the Board receives an unsolicited proposal, the Board may only effectuate a change of its recommendation

in favor of the Proposed Transaction if it first determines in its good faith judgment, after consultation with its independent financial advisor and outside legal counsel, that such proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and that failure to effect such a change of recommendation would constitute a breach of the Board's fiduciary duties.

103. The Merger Agreement also contains a "matching rights" provision. Thus, even if the Board has determined that the failure to effectuate a change in recommendation regarding the Proposed Transaction would result in a breach of the Board's fiduciary duties, the Merger Agreement requires American Capital to provide Ares with written notice of its intention to change their recommendation provide Ares with four business days (following Ares's receipt of the notice) to renegotiate and revise the terms of the Merger Agreement before they may effectuate such a change. Moreover, in the event that the alternative proposal is modified such that it again constitutes a superior proposal, American Capital must repeat the process again.

104. In other words, despite the inadequacy of the proposed consideration, the Merger Agreement gives Ares access to any rival bidder's information and allows Ares a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any "auction" will favor Ares and will allow Ares to piggy-back upon the due diligence of the foreclosed second bidder.

105. The Merger Agreement further provides that the Company must pay Ares a termination fee of up to $140 million (inclusive of up to $15 million in reimbursement of Ares' fees and expenses) following termination of the Merger Agreement under specified circumstances, including if American Capital enters into a transaction with a superior bidder. As such, any competing bidder will have to pay a substantial naked premium just to match the inadequate consideration proposed by Ares.

106. Finally, as noted above, certain of the Defendants also consented to and took part

in the execution of several voting agreements, pursuant to which an undisclosed amount of the Company's stock is locked up in favor of the Proposed Transaction. As noted above, contrary to custom, the Defendants do not appear to have identified precisely how much of American Capital's stock is subject to these agreements.

107. These provisions and agreements will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions and agreements make it more difficult for the Company and individual shareholders to exercise their rights and to obtain a fair price for the Company's shares.

E. <u>The False and Misleading Registration Statement</u>

108. On July 20, 2016, Ares filed the Registration Statement. The Registration Statement was intended to convince American Capital stockholders to vote in favor of the Proposed Transaction. The Registration Statement denies the Company's stockholders material information concerning the financial and procedural fairness of the Proposed Transaction. Without such information, American Capital stockholders cannot make a fully informed decision about whether to vote in favor of the Proposed Transaction.

109. The Registration Statement indicates that during the sale process the Elliott Parties continued to increase their position in the Company even though they received insider information related to the sale process. Stockholders are entitled to know whether any individual or entity in the Elliott Parties knew inside information when acquiring American Capital stock and what specific information was provided to that trader and on what date. This is material so stockholders can assess whether the Proposed Transaction consideration adequately compensates American Capital stockholders for any insider trading claims stockholders may have against the Elliott Parties.

110. On page 123, the Registration Statement indicates:

> [o]n February 23, 2016, the Strategic Review Committee met in person with representatives of American Capital's financial and legal advisors and representatives of management to review the initial indications of interest. A consensus was reached among the members of the Strategic Review Committee regarding which parties should be invited to participate in the second round of the offer solicitation process and the content of communications to be provided to various bidders. Eleven parties were invited to the next phase of the bidding process, including four whole company bidders (Ares Capital, Party 3, Party 4 and Party 5), six specific business line bidders (Party 6, Party 7, Party 8, Party 9, Party 10 and Party 11) and one bidder for ACAP BDC assets (Party 12).

Stockholders are entitled to the specific amounts that these eleven parties offered to acquire all or a part of American Capital so stockholders can assess whether to accept the Proposed Transaction.

111. Although the Registration Statement indicates that in excess of 85 confidentiality agreements were distributed to potential purchasers the Registration Statement does not indicate whether following the announcement of the Proposed Transaction any of those confidentiality agreements continued to have enforceable "don't ask don't waive" standstill provisions. This information is material because if such a provision is in place, it could prevent an otherwise interested party from topping Ares's offer between the announcement of the transaction and the vote date.

112. Pages 163 through 165 of the Registration Statement include a summary of Credit Suisse's valuation of American Capital and Ares based on a selected companies analysis. In contrast, the description of Goldman's analysis of the fairness of the Proposed Transaction does not include a selected companies analysis. If Goldman prepared a selected companies analysis, stockholders are entitled to a fair summary of that analysis. If a selected companies analysis was not performed, the Registration Statement should include a fair summary of why no selected companies analysis was performed by Goldman.

113. Pages 156 and 157 of the Registration Statement include a summary of Goldman's selected transactions analysis. In contrast, the description of Credit Suisse's analysis of the fairness of the Proposed Transaction does not include a selected transactions analysis. If Goldman prepared a selected transactions analysis, stockholders are entitled to a fair summary of that analysis. If a selected transactions analysis was not performed, the Registration Statement should include a fair summary of why no transactions companies analysis was performed by Goldman.

114. Further, the Registration Statement indicates that certain of Wells Fargo's and BofA Merrill Lynch's valuation analyses utilized financial forecasts and estimates relating to Ares Capital for the fiscal years ending December 31, 2016 through December 31, 2021 prepared by the management of Ares Capital, on a stand-alone basis (the "Ares Capital Stand-alone Forecasts"). However, the Registration Statement entirely fails to disclose the Ares Capital Stand-alone Forecasts, which are material to American Capital stockholders because part of the Merger Consideration consists of Ares stock.

115. Finally, BofA Merrill Lynch also performed a dividend discount analysis to estimate the present value of the incremental distributable cash flow that the combined company was forecasted to generate during calendar years 2016 to 2021 on a pro forma basis based upon the Ares Capital Pro Forma Forecasts. Registration Statement at 183. However, the section of the Registration Statement (page 194) summarizing the Ares Capital Pro Forma Forecasts does not include a line item for distributable cash flows. This information is material so stockholders can determine whether to vote their shares in favor of the Proposed Transaction or seek appraisal.

COUNT I
(Against the Defendants for
Breach of Fiduciary Duties)

116. Plaintiffs repeat and reallege each allegation set forth herein.

117. The Defendants have violated fiduciary duties owed to public stockholders of American Capital.

118. By the acts, transactions and courses of conduct alleged herein, the Defendants have failed to obtain for the public stockholders of American Capital the highest value available for American Capital in the marketplace.

119. As demonstrated by the allegations herein, each of the Defendants breached their fiduciary duties owed to the stockholders of American Capital because they failed to take steps to maximize the value of American Capital to its public stockholders in a change of control transaction.

120. As a result of the actions of the Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their American Capital shares. Unless the stockholder vote is enjoined by the Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

121. To the extent the inadequacy of the consideration alleged herein cannot be remedied by money damages, Plaintiffs seek to enjoin the stockholder vote on the Proposed Transaction to compel the Defendants to carry out their fiduciary duties.

COUNT II
(Against Defendants for
Breach of the Duty of Disclosure)

122. Plaintiffs repeat and reallege each and every allegation above as if set forth in full herein.

123. Defendants were under a duty to ensure that American Capital stockholders were provided with full and complete information concerning the matters that a reasonable stockholder would deem important under the circumstances, and not to deceive American Capital stockholders.

124. By the acts, transactions, and courses of conduct alleged herein, Defendants, individually and as part of a common plan or scheme, and in breach of their fiduciary duties to Plaintiffs and the Class, unfairly deprived Plaintiffs and the Class of their ability to make intelligent and informed decisions about whether to vote in favor of the Proposed Transaction, and deceived Plaintiffs and the Class.

125. Defendants acted in a knowing and reckless manner in failing to exercise their fiduciary obligations of full and candid disclosure towards Plaintiffs and other public American Capital stockholders.

126. As a result of the actions of Defendants, Plaintiffs and the Class have been harmed in that they have not and will not receive their fair value of their American Capital stock in the Proposed Transaction, and have been damaged thereby.

COUNT III
(Claim For Declaratory Relief Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-401, et seq. Against Defendants)

127. Plaintiffs repeat and reallege each allegation set forth herein.

128. Defendants breached their fiduciary duties owed directly to Plaintiffs and the Class in connection with the Proposed Transaction and are liable therefore.

129. As a result of the Defendants' conduct as herein alleged, Plaintiffs and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

130. Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-412, Plaintiffs demand a declaration that: (a) the stockholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined; (b) the Defendants have breached their fiduciary duties owed directly to Plaintiffs and the Class; (c) the Proposed Transaction was entered into in breach of Defendants' common law fiduciary duties owed directly to Plaintiffs and the Class and was therefore unlawful and unenforceable, and that the Merger Agreement and any other agreements in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated; (d) the Proposed Transaction, the Merger Agreement and/or related transactions contemplated thereby, should be rescinded and the parties restored to their original position; and (e) Plaintiffs and the stockholders should be granted such other and further relief as the nature of their cause may require.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiffs as Class representatives;

B. Enjoining, preliminarily and/or permanently, the vote on the Proposed Transaction;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from commencing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for stockholders;

D. Rescinding and unwinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiffs and the Class rescissory damages;

E. Directing Defendants to account to Plaintiffs and the Class for all damages suffered as a result of the wrongdoing;

F. Awarding compensatory damages in favor of Plaintiffs and the Class for all losses and damages suffered as a result of the wrongdoing alleged herein by the Defendants (in an amount in excess of $75,000); awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs' attorneys and experts; and

G. Granting such other and further equitable relief as Plaintiffs' and the Class's causes may require.

JURY DEMAND

Plaintiffs and the other members of the Class demand a trial by jury for the Counts above as to all issues so triable.

DATED: August 18, 2016

BROWER PIVEN
A Professional Corporation

Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
T: (410) 332-0030
F: (410) 685-1300

GOLDMAN & MINTON, P.C.
Thomas J. Minton
1500 Union Avenue, Suite 2300
Baltimore, MD 21211
T: (410) 783-7575
F: (410) 783-1711

Attorneys for Plaintiffs

OF COUNSEL:

KAHN SWICK & FOTI, LLC
Michael J. Palestina
Christopher R. Tillotson
206 Covington Street
Madisonville, LA 70447
T: (504) 455-1400
F: (504) 455-1498

POMERANTZ LLP
Gustavo F. Bruckner
600 Third Avenue
New York, NY 10016
T: (212) 661-1100
F: (917) 463-1044

FARUQI & FARUQI, LLP
Nadeem Faruqi
685 Third Ave., 26th floor
New York, NY 10017
T: (212) 983-9330
F: (212) 983-9331

MONTEVERDE & ASSOCIATES PC
Juan E. Monteverde
The Empire State Building
350 Fifth Avenue, 59th Floor
New York, NY 10118
T: (212) 971-1341
F: (212) 601-2610